UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Second Quarter 2016 Results Regulated Information July 21, 2016 – 8:15 a.m. CET

DELHAIZE GROUP PRELIMINARY UNAUDITED SECOND QUARTER 2016 RESULTS

Financial Summary Second Quarter 2016

»	Revenue growth of 4.3% at identical exchange rates

»	Comparable store sales growth of 2.9% in the U.S. (3.9% real growth), 2.1% in Belgium and 8.7% in Southeastern Europe

»	Group underlying operating profit of €247 million (+12.1% at identical exchange rates compared to the second quarter of last year)

»	Group underlying operating margin of 3.9% (4.1% in the U.S., 3.3% in Belgium and 5.0% in Southeastern Europe)

Financial Summary First Half 2016

»	Revenue growth of 4.3% at identical exchange rates

»	Group underlying operating profit growth of 18.2% at identical exchange rates compared to the same period of last year

Other highlights

»	Closing of the merger between Delhaize Group and Royal Ahold expected on July 23, 2016, subject to clearance from the U.S. Federal Trade Commission

»	CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group, commented: “We are pleased with the results we have published today. We grew revenues and underlying operating profit in each of our three operating segments while we also generated €258 million of operating free cash flow (excluding Transformation Plan and merger related costs) in this second quarter.”

“With 3.9% real growth during this quarter, Delhaize America continued to experience good sales momentum both at Food Lion and at Hannaford, while inflation remained negative. At Delhaize Belgium, our market share continued to recover following the disruptions related to the Transformation Plan. Nonetheless, our performance remains largely driven by our affiliated network as our integrated stores’ sales growth lags expectations, in a competitive and price-driven market. Southeastern Europe’s growth was again robust, driven by Romania and Greece.”

“For the full year and excluding the impact of the merger with Ahold, we are confident to deliver approximately €400 million of free cash flow excluding cash outs related to the Transformation Plan and related to the merger. In addition, we expect underlying operating profit to be in line with current market expectations. Building on these second quarter results, we look forward to completing the merger with Ahold on July 23, subject to clearance from the FTC, and to work together with our future colleagues at Ahold Delhaize to build an even stronger company.”

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»	Second Quarter 2016 Revenues and Underlying Operating Profit

Revenues

In the second quarter of 2016, Delhaize Group’s revenues increased by 2.8% and 4.3% at actual and identical exchange rates, respectively. Organic revenue growth was 4.3%.

In the U.S., revenues grew by 2.9% in local currency, supported by comparable store sales growth of 2.9% excluding a 0.3% positive calendar impact. The 2.9% U.S. comparable store sales growth was fueled by continued positive real growth at both Food Lion and Hannaford and was partly offset by negative retail inflation (-1.0%). Revenues at Delhaize Belgium increased by 2.6% driven by comparable store sales growth of 2.1% and store openings. Retail inflation in Belgium stood at 2.1%. Revenues in Southeastern Europe grew by a strong 14.2% at identical exchange rates, driven by comparable store sales growth of 8.7%, store network expansion and a 0.5% positive calendar impact.

Underlying operating profit

Underlying operating profit was €247 million, an increase of 10.4% at actual exchange rates and 12.1% at identical exchange rates compared to the second quarter of last year. This increase was due to a higher underlying operating profit in each of the three segments, and in particular in Southeastern Europe. Underlying operating margin was 3.9% of revenues compared to 3.7% in the second quarter of 2015.

»	First Half 2016 Revenues and Underlying Operating Profit

Revenues

In the first half of 2016, Delhaize Group’s revenues increased by 4.2% and 4.3% at actual and identical exchange rates, respectively. Organic revenue growth was 4.3%.

In the U.S., revenue growth in local currency was 2.4%. U.S. comparable store sales growth was 2.7% excluding a 0.1% negative calendar impact. Revenues at Delhaize Belgium increased by 3.2%, supported by comparable store sales growth of 2.5% and store openings. Revenues in Southeastern Europe grew by 15.5% at identical exchange rates with 9.7% comparable store sales growth and network expansion.

Underlying operating profit

Underlying operating profit was €468 million and increased by 18.1% at actual exchange rates and by 18.2% at identical exchange rates. This is the result of higher sales throughout the Group, in particular strong volumes in the U.S. and Southeastern Europe, coupled with savings from the Transformation Plan in Belgium, partly offset by price investments in Belgium and at Hannaford. Underlying operating margin was 3.8% of revenues compared to 3.3% in the first half of 2015.

»	First Half and Second Quarter 2016 Operating Free Cash Flow

Based on preliminary figures, we expect our operating free cash flow for the second quarter of 2016 to be €258 million (excluding Transformation Plan and merger related costs) compared to €322 million in the second quarter of 2015. Operating free cash flow stood at €31 million (excluding Transformation Plan and merger related costs) for the first half of 2016.

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»	Segment Information (at actual exchange rates)

Q2 2016	Revenues			Underlying Operating Margin(4)		Underlying Operating Profit/(Loss)(4)
(in millions)	Q2 2016	Q2 2015	2016 /2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	2016 /2015
United States(1)	$4 587	4 459	+2.9%	4.1%	3.9%	188	175	+7.6%

United States(1,2)	€4 060	4 031	+0.7%	4.1%	3.9%	167	158	+5.4%
Belgium	€1 287	1 255	+2.6%	3.3%	3.2%	43	40	+7.1%
Southeastern Europe(3)	€939	828	+13.4%	5.0%	4.5%	47	37	+26.9%
Corporate	€—	—	N/A	N/A	N/A	(10)	(12)	+17.3%

TOTAL	€6 286	6 114	+2.8%	3.9%	3.7%	247	223	+10.4%

H1 2016	Revenues			Underlying Operating Margin(4)		Underlying Operating Profit/(Loss)(4)
(in millions)	H1 2016	H1 2015	2016 /2015	H1 2016	H1 2015	H1 2016	H1 2015	2016 /2015
United States(1)	$9 033	8 822	+2.4%	4.0%	3.9%	363	340	+6.9%

United States(1,2)	€8 095	7 906	+2.4%	4.0%	3.9%	326	305	+6.9%
Belgium	€2 511	2 432	+3.2%	3.0%	2.3%	76	56	+34.7%
Southeastern Europe(3)	€1 833	1 596	+14.9%	4.5%	3.4%	83	55	+51.3%
Corporate	€—	—	N/A	N/A	N/A	(17)	(20)	+14.2%

TOTAL	€12 439	11 934	+4.2%	3.8%	3.3%	468	396	+18.1%

(1)	The segment “United States” includes the banners Food Lion and Hannaford.
(2)	The average exchange rate of the U.S. dollar against the euro weakened by 2.1% in the second quarter of 2016
(€1 = $1.1292) compared to the second quarter of 2015 and stayed flat in the first half of 2016 (€1 = $1.1159) compared to the same period in 2015.
(3)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania.
(4)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document.

United States

In the second quarter of 2016, revenues in the U.S. increased by 2.9% to $4.6 billion (€4.1 billion). Comparable store sales increased by 2.9% (excluding a positive calendar impact of 0.3%). Both Food Lion and Hannaford continued to experience positive comparable store sales and real growth while inflation remained negative (-1.0% for our U.S. operations overall, which was in line with cost deflation).

During the first half of 2016, U.S. revenues increased by 2.4% in local currency.

In the second quarter of 2016, underlying operating profit increased by 7.6% in local currency and our underlying operating margin was 4.1% compared to 3.9% in prior year. Gross margin increased, driven by a favorable product mix, lower cost of products in some categories and lower shrink at Food Lion, partly offset by the Hannaford price investments made in the fourth quarter of 2015. SG&A as a percentage of revenues increased as a result of increased labor and healthcare expenses.

For the first six months of 2016, underlying operating profit of our U.S. operations increased by 6.9% to $363 million (€326 million) and the underlying operating margin was 4.0% (3.9% last year).

Belgium

In the second quarter of 2016, revenues in Belgium were €1.3 billion, an increase of 2.6% compared to the second quarter of 2015, with comparable store sales growth of 2.1% (excluding a +0.3% calendar impact). While our market share continued to recover from the disruptions faced during the Transformation Plan, our growth was driven by store openings and by inflation, as top-line performance in our company-operated stores remained below our expectations.

During the first half of 2016, Delhaize Belgium revenues increased by 3.2%.

In the second quarter of 2016, underlying operating profit increased by 7.1% to €43 million. This is explained by Transformation Plan savings, partly offset by a decrease in our gross margin resulting from price investments and higher shrink in supermarkets. Underlying operating margin was 3.3%, slightly up compared to 3.2% last year.

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For the first six months of 2016, underlying operating profit increased by 34.7% to €76 million and underlying operating margin was 3.0% (2.3% last year).

Southeastern Europe

In the second quarter of 2016, revenues in Southeastern Europe increased by 13.4% to €939 million (+14.2% at identical exchange rates), resulting from strong positive comparable store sales growth of 8.7%, network expansion and a 0.5% positive calendar impact. Comparable store sales growth and real growth were positive across the segment and continued to be particularly strong in Romania and in Greece, whereas inflation turned negative at -1.1% for the segment overall (driven by Greece).

During the first half of 2016, revenues in Southeastern Europe increased by 14.9% (+15.5% at identical exchange rates).

During the second quarter of 2016, underlying operating profit increased by 26.9% to €47 million (+27.7% at identical exchange rates), while the underlying operating margin increased from 4.5% to 5.0%, due to positive sales leverage in Greece and Romania and good cost control, partly offset by intense promotional activity in Greece.

For the first six months of 2016, underlying operating profit increased by 51.3% to €83 million (+52.1% at identical exchange rates) and the underlying operating margin was 4.5% (3.4% last year).

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»	2016 Outlook

For 2016, and excluding the impact of the merger with Ahold, we expect to:

-	grow revenues and market shares,

-	generate a solid level of free cash flow at approximately €400 million, excluding Transformation Plan cash out and merger-related expenses,

-	Group underlying operating profit in line with current market expectations,

-	Group cash capital expenditures to be approximately €825 million at identical exchange rates.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the second quarter of 2016, Delhaize Group’s sales network consisted of 3 556 stores. In 2015, Delhaize Group recorded €24.4 billion ($27.1 billion) in revenues and €366 million ($407 million) in net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

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DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects.

•	Free cash flow: cash flow before financing activities, investment in/sale and maturity of debt securities, term deposits and derivative related collaterals.

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates.

•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize Group, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize Group’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement or the proposed merger with Koninklijke Ahold N.V., also known as Royal Ahold; the risk that the necessary regulatory approvals for the proposed merger with Royal Ahold may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the proposed merger with Royal Ahold on the proposed terms and timeframe; the possibility that the proposed merger with Royal Ahold does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the proposed merger with Royal Ahold; Delhaize Group’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed merger with Royal Ahold; the benefits from Delhaize Group’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed merger with Royal Ahold on the ability of Delhaize Group to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize Group’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize Group may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize Group nor any of its directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication. The actual performance, the success and the development over time of the business activities of Delhaize Group may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize Group does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 21, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President